AMERICAN BONANZA GOLD CORP.

Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2012

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Corporation have been prepared by management and approved by the Audit Committee and the Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In Canadian Dollars)
(Unaudited – Prepared by Management)	September 30,	December 31,
	2012	2011
	$	$

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,311,420	1,822,511
Trade and other receivable (note 4)	1,209,356	155,780
Prepaid expenses	244,670	632,895
Inventory (note 5)	308,240	973,216
Investments (note 6)	28,911	-
	4,102,597	3,584,402

NON-CURRENT ASSETS:
Mineral properties, plant and equipment (note 7)	66,549,273	58,413,514
Reclamation bond	1,642,172	1,697,938
	68,191,445	60,111,452

TOTAL ASSETS	72,294,042	63,695,854

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	2,827,814	4,849,905
Derivative gold loan liabilities (note 8)	7,685,789	-
	10,513,603	4,849,905

NON-CURRENT LIABILITIES:
Derivative gold loan liability (note 8)	559,650	-
Reclamation and site restoration	1,530,102	1,541,625
	2,089,752	1,541,625
	12,603,355	6,391,530

SHAREHOLDERS’ EQUITY
Share capital	92,201,750	85,411,531
Other equity reserve	9,534,951	9,750,370
Accumulated other comprehensive (loss) income	(2,051,500)	13,373
Deficit	(39,994,514)	(37,870,950)
	59,690,687	57,304,324

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	72,294,042	63,695,854

NATURE OF OPERATIONS AND GOING CONCERN (note 1)
SUBSEQUENT EVENTS (note 13)

APPROVED ON NOVEMBER 13, 2012 ON BEHALF OF THE BOARD:

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In Canadian Dollars)	Three Months		Nine Months
(Unaudited – Prepared by Management)	Ended September 30,		Ended September 30,
	2012	2011	2012	2011
	$	$	$	$

EXPENSES (INCOME):
Management fees, consulting and salaries	212,156	214,963	596,394	676,575
Loss on investments (note 6)	156,687	274,510	287,994	274,510
Interest on derivative gold loan (note 8)	138,897	-	138,897	-
Financing costs (note 8)	136,249	-	841,139	-
Exploration	116,134	76,906	281,337	202,362
Investor relations	75,959	59,316	276,202	291,809
Legal and accounting	74,406	34,759	123,597	80,652
Business development	35,662	49,402	107,931	130,643
Office and administration	31,469	33,417	96,014	59,452
Insurance	6,725	15,415	35,704	35,070
Interest and accretion of asset retirement obligation	6,203	-	18,663	-
Foreign exchange loss / (gain)	27,884	(724,028)	35,877	(483,408)
Gain / (loss) on derivative gold loan liability (note 8)	61,103	-	(279,295)	-
Interest expense (income)	-	(11,748)	3,650	(50,390)
Other income	(1,996)	-	(1,996)	-
Mineral property and exploration and evaluation assets write down	-	72,662	-	19,438
Amortization	-	852	1,339	3,956
Gain on mineral property disposal	-	-	(439,883)	-
Stock-based compensation (note 9)	-	1,584,670	-	3,113,349

LOSS FOR THE PERIOD	1,077,538	1,681,096	2,123,564	4,354,018

OTHER COMPREHENSIVE LOSS (INCOME):
Unrealized loss on available-for-sale marketable securities, net of tax	(285,423)	(225,000)	(209,522)	855,000
Reclassification of loss realized in the period	142,143	225,000	209,522	(855,000)
Currency translation adjustments	2,220,639	(4,116,360)	2,064,873	(1,636,225)

TOTAL COMPREHENSIVE LOSS (INCOME)	2,077,359	(4,116,360)	2,064,873	(1,636,225)

COMPREHENSIVE LOSS FOR THE PERIOD	3,154,897	(2,435,264)	4,188,437	2,717,793

LOSS PER COMMON SHARE
Basic and diluted	(0.01)	(0.01)	(0.01)	(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES	207,985,508	181,868,843	202,471,589	176,922,195

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In Canadian Dollars)	Three Months		Nine Months
(Unaudited – Prepared by Management)	Ended September 30,		Ended September 30,
	2012	2011	2012	2011
	$	$	$	$
CASH PROVIDED BY (USED IN): OPERATING ACTIVITIES
Loss for the period	(1,077,538)	(1,681,096)	(2,123,564)	(4,354,018)
Items not affecting cash:
Non-cash portion of loss on sale of properties (note 6)	-	-	(439,883)	-
Gain on derivative gold loan liability (note 8)	61,103	-	(279,295)	-
Non-cash financing costs (note 8)	-	-	344,080	-
Loss on investments (note 6)	156,687	225,000	287,994	225,000
Unrealized foreign exchange loss	27,884	-	35,877	-
Accretion of reclamation and site restoration	6,203	-	18,663	-
Amortization	-	852	1,339	3,956
Interest expense	-	-	3,650	-
Stock-based compensation	-	1,584,670	-	3,113,349
	(825,661)	129,426	(2,151,139)	(1,011,713)
Changes in non-cash operating accounts:
Accounts payable and accrued liabilities	(62,196)	3,272,580	(1,465,781)	3,310,657
Amounts receivable	(65,234)	33,807	(1,074,629)	(4,366)
Reclamation and site restoration	7,153	-	28,400	-
Prepaid expenses	143,572	(43,926)	375,392	138,015
Inventory	(76,309)	-	650,783	-
Interest received	-	-	(3,650)	-
	(878,675)	3,391,887	(3,640,624)	2,432,593
INVESTING ACTIVITIES
Sale of marketable securities (note 6)	80,736	4,950,000	122,978	4,950,000
Expenditures on mineral properties, plant and equipment	(4,884,515)	(11,286,399)	(15,520,009)	(19,000,521)
Proceeds on commissioning sales	1,274,309	-	4,915,013	-
Expenditures on Copperstone royalty	(62,879)	-	(113,816)	-
Reclamation bond	-	(136,407)	-	(1,708,265)
	(3,592,349)	(6,472,806)	(10,595,834)	(15,758,786)

FINANCING ACTIVITIES
Promissory note (note 8)	1,426,735	-	12,043,562	-
Repayment of promissory note (note 8)	(2,206,388)	-	(3,676,910)	-
Issue of common shares, net of issue costs (note 9)	5,675,928	5,388,920	6,388,803	21,427,568
Exercise of options	-	683,035	-	687,980
	4,896,275	6,071,955	14,755,455	22,115,548
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	3,371	-	(30,088)	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	428,622	2,991,036	488,909	8,789,355
CASH AND CASH EQUIVALENTS, beginning of period	1,882,798	8,902,969	1,822,511	3,104,650

CASH AND CASH EQUIVALENTS, end of the period	2,311,420	11,894,005	2,311,420	11,894,005

SUPPLEMENTARY INFORMATION:
Non-cash investing and financing activities:
Purchase of mineral properties, plant and equipment included in accounts payable and accrued liabilities	57,580	-	728,254	-
Reclamation and site restoration obligation included in mineral properties, plant and equipment	938	-	46,853	-
Depreciation capitalized in mineral properties, plant and equipment	152,815	-	490,568	-

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the nine months ended September 30, 2011 and 2012

				Accumulated
			Other	Other
	Share Capital		Equity	Comprehensive
	Shares	Amount	Reserve	Income (Loss)	Deficit	Total
		$	$	$	$	$
Balance, January 1, 2011	130,199,272	62,449,075	6,319,728	(479,513)	(32,478,517)	35,810,773
Public offer, net of share issue costs	61,500,000	21,427,568	-	-	-	21,427,568
Exercise of warrants	254,000	95,930	-	-	-	95,930
Exercise of options	-	592,050	-	-	-	592,050
Stock-based compensation	4,830,000	-	3,371,349	-	-	3,371,349
Reclass options exercised	-	683,319	(683,319)	-	-	-
Issue cost related to agent compensation valuation	-	(67,412)	67,412	-	-	-
Currency translation	-	-	-	1,636,225	-	1,636,225
Loss for the period	-	-	-	-	(4,354,018)	(4,354,018)
Balance, September 30, 2011	196,783,272	85,180,530	9,075,170	1,156,712	(36,832,535)	58,579,877

Balance, January 1, 2012	198,549,355	85,411,531	9,750,370	13,373	(37,870,950)	57,304,324
Exercise of options (note 9)	2,535,956	408,208	-	-	-	408,208
Reclass options exercised	-	241,816	(241,816)	-	-	-
Exercise of warrants (note 9)	4,652,608	1,327,000	-	-	-	1,327,000
Reclass warrants exercised	-	159,600	(159,600)	-	-	-
Private placement (note 9)	25,000,000	5,000,000	-	-	-	5,000,000
Derivative gold loan financing – warrants (note 8)	-	-	185,997	-	-	185,997
Share issue costs (note 9)	-	(346,405)	-	-	-	(346,405)
Other comprehensive income	-	-	-	(2,064,873)	-	(2,064,873)
Loss for the period	-	-	-	-	(2,123,564)	(2,123,564)
Balance, September 30, 2012	230,737,919	92,201,750	9,534,951	(2,051,500)	(39,994,514)	59,690,687

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at September 30, 2012 and December 31, 2011

1.	NATURE OF OPERATIONS AND GOING CONCERN

American Bonanza Gold Corp. (the “Corporation”) was incorporated in British Columbia on December 10, 2004. The Corporation is domiciled in Vancouver, Canada. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States. The Corporation, with the exception of Copperstone property (note 7) has not yet determined whether its other exploration mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties, obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production.

These financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going-concern which assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business.

These financial statements have been prepared by management on a going-concern basis, which assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. As at September 30, 2012, the Corporation had cash and cash equivalents of $2,311,420 and a working capital deficiency of $6,411,006.

The ability of the Corporation to continue as a going concern is dependent on its ability to attain sustained profitable operations. With the Corporation currently transitioning from commissioning stage to commercial production, it will require additional financing to carry out its near-term operating plans and achieve the required profitability. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Corporation’s ability to continue as a going concern. The Corporation has, however, demonstrated its ability to raise funds when required, as evidenced by the successful closing of the two gold prepayment facilities and the $5 million private placement in 2012. The Corporation also has evidence of its ability to produce saleable gold concentrates with commissioning sales of $4,915,013 during the nine months ended September 30, 2012. However, the levels of sales revenues must reach levels that exceed operating costs over a sustained period in order to demonstrate profitability. These required sales levels have not yet been achieved, although progress is being made towards this objective. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption become inappropriate.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the Corporation’s December 31, 2011 consolidated financial statements.

The condensed consolidated interim financial statements are presented in Canadian dollars (“CAD”).

3.	RECENT ACCOUNTING PRONOUNCEMENTS

The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. These standards include the following:

IFRS 10 – Consolidated Financial Statements
IFRS 12 – Disclosure of Interests in Other Entities
IFRS 13 – Fair Value Measurement
IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at September 30, 2012 and December 31, 2011

3.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

In December 2011, the IASB amended IFRS 9, Financial Instruments, which is effective for periods beginning on or after January 1, 2015. In May 2012, the IASB amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after January 1, 2013.

These new and revised accounting standards have not yet been adopted by American Bonanza, and the Corporation has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

4.	TRADE AND OTHER RECEIVABLE

	September 30,	December 31,
	2012	2011
	$	$
Trade accounts receivable – concentrate sales	1,079,456	-
Goods and services and harmonized sales tax	22,967	27,167
Mining duties and refundable tax credits receivable	94,442	100,625
Related party receivable (note 10)	12,206	17,763
Amounts receivable – other	285	10,225
	1,209,356	155,780

5.	INVENTORY

	September 30,	December 31,
	2012	2011
	$	$
Product inventory – ore and concentrate	118,225	823,965
Inventory supplies	190,015	149,251
	308,240	973,216

6.	INVESTMENTS

Available for sale financial assets:	September 30,	December 31,
	2012	2011
	$	$
Cost	332,500	-
Proceeds on sale	122,978	-
Loss on financial asset	209,522	-

Financial asset valued through profit and loss:	September 30,	December 31,
	2012	2011
	$	$
Cost	107,383	-
Fair market value	28,911	-
Loss on financial asset	78,472	-

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at September 30, 2012 and December 31, 2011

6.	INVESTMENTS (continued)

On February 16, 2012, the sale of the Corporation’s interest in the Iskut Joint Venture was finalized and the Corporation received 2,375,000 shares and 1,187,500 warrants of Skyline Gold Corporation. One warrant can be converted into a common share of Skyline at a price of $0.50 per share. On May 24, 2012, Skyline Gold Corporation changed its name to SnipGold Corporation and consolidated its common shares on the basis of 10 pre-consolidation shares for every 1 post- consolidation share resulting in the Corporation holding 237,500 common shares and 118,750 warrants of SnipGold Corp.

The shares were recorded at their original cost of $332,500. During the three and nine months ended September 30, 2012, 159,200 and 237,500 common shares were sold for net proceeds of $80,736 and $122,978 which resulted in a loss on sale of $142,143 and $209,522, respectively.

The warrants were valued using the Black-Scholes valuation model (“Black-Scholes”) with a cost of $107,383 and a fair market value of $28,911 at September 30, 2012. The change in fair value for three and nine months ended September 30, 2012 totaled $14,544 and $78,472, respectively and was recorded in the statement of operations.

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral	Property, Plant
	Properties	and Equipment	TOTAL
	$	$	$
Cost
December 31, 2011	33,430,785	25,250,423	58,681,208
Addition	1,553,030	737,839	2,290,869
Reclassification	8,924,228	(8,924,228)	-
Capitalized commissioning sales	(4,806,530)	-	(4,806,530)
Capitalized production costs	12,614,862	-	12,614,862
Recapitalized depreciation	490,568	-	490,568
Currency adjustment	(1,407,669)	(540,946)	(1,948,615)
September 30, 2012	50,799,274	16,523,088	67,322,362

Accumulated amortization
December 31, 2011	-	(267,694)	(267,694)
Depreciation	-	(512,776)	(512,776)
Currency adjustment	-	7,381	7,381
September 30, 2012	-	(773,089)	(773,089)

Net book value
December 31, 2011	33,430,785	24,982,729	58,413,514
September 30, 2012	50,799,274	15,749,999	66,549,273

Mineral Property – Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is over US$551 per ounce. The Corporation pays a minimum advance royalty per year of US$30,000.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at September 30, 2012 and December 31, 2011

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. The Corporation is required to pay to the Mining Contractor US$50,000 from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D-Zone. As of September 30, 2012, US$113,268 (CDN$113,816) has been paid relating to the royalty.

All required property payments were made with respect to the Copperstone project as of September 30, 2012, and all claims are in good standing until August 2013.

Exploration and Evaluation assets

The Corporation has interest in various exploration and evaluation assets which include the Gold Bar property located in Eureka, Nevada and the Oatman property located in Mohave, Arizona. The Corporation has written down the carrying value to zero in previous years as no exploration activity has occurred on these properties in recent years.

8.	DERIVATIVE GOLD INSTRUMENTS

Promissory Note – US$6,000,000 Facility

On February 14, 2012, the Corporation entered into a promissory note agreement with Resource Income Fund (”RIF”) with Auramet Trading LLC (“Auramet”) acting as the agent. RIF advanced to the Corporation $5,995,200, net of cash financing fees of $334,732 ($5,665,000 United States dollars (“USD”), net of cash financing fees of $335,000 USD). An additional $22,851 cash financing costs were also incurred. The facility is a forward contract structured to deliver 3,936 ounces of gold over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. As of September 30, 2012, 2,583 ounces have been repaid.

An embedded derivative exists in this contract because the contract is entered into USD. Although the gold price is set in USD, the functional currency of the Corporation is CAD. Accordingly, the foreign exchange effect requires that the promissory note be classified as a current derivative liability as the Corporation will report a variable amount outstanding in CAD. The value of the liability changes with the gold price and the change in exchange rate. The change in value of the promissory note will be recognized each period as a derivative gain or loss.

This promissory note agreement contains a prepayment option. The prepayment option allows the Corporation to prepay in whole or in part a minimum of 50 ounces at any time without penalty. The prepayment option is considered a derivative asset that has been valued using the Black-Scholes. The change in value of the prepayment option will be recognized each period as a derivative gain or loss.

The promissory note agreement contains call options. 4,000 ounces of gold call options were granted to Auramet on behalf of RIF that expire in one year from the commencement of the agreement at a strike price of US$2,025 per ounce. The call options are treated as a current derivative liability. On initial recognition the value of the call options were expensed to financing costs totaling $344,080. The change in value each period of the derivative liability will be treated as a derivative gain or loss.

The promissory note agreement also required that the Corporation provide put options to Auramet at a cost of $120,000. The costs of these put options were considered financing costs as there is no requirement for the Corporation to provide the ounces for the put options.

The contract was designated as a financial liability at fair value through profit and loss. The fair value measurements are categorized as level 2 of the fair value hierarchy.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at September 30, 2012 and December 31, 2011

8.	DERIVATIVE GOLD INSTRUMENTS (continued)

On the date the contract was entered into, February 14, 2012, the gold spot price was $1,720 per ounce. On September 30, 2012 the gold spot price was $1,783 per ounce. This resulted in a loss on derivatives and a gain on derivatives for the three and nine months ended September 30, 2012 of $10,511 and $267,335, respectively (three and nine months ended September 30, 2011 - $nil).

Promissory Note – US$6,001,000 Facility

On June 14, 2012, the Corporation entered into a promissory note agreement with two lenders and was advanced $4,621,627, net of cash financing fees of $26,078 ($4,501,000 USD) for which the Corporation agreed to deliver 3,215 ounces of gold for delivery on June 1, 2015. The Corporation will pay an interest rate of 12% per annum, commencing on July 1, 2012.

On September 14, 2012, the Corporation amended the promissory note agreement with the lenders and included a third party. The Corporation was advanced an additional $1,426,735 ($1,500,000 USD) by the additional party. The amended promissory note has been restructured to be repaid commencing March 14, 2013 in eight equal principal monthly installments completing on October 14, 2013, through the delivery of gold ounces or equivalent cash. In connection with the additional advance and the restructuring of the promissory note, the Corporation issued one common share purchase warrant for each US$1.00 principal amount of the promissory note for a total of 6,001,000 warrants issued. Each warrant entitles the holder to purchase one common share of the Corporation at a price of $0.50 per share, exercisable for the period of two years from closing. The warrants were fair valued using the Black Scholes model and recorded in the other equity reserve account at a value of $185,997. The Corporation will pay an interest rate of 12% per annum, commencing on November 1, 2012.

As of September 30, 2012, the Corporation has paid $138,897 in interest in respect to the promissory note.

The original two lenders were paid a 6.5% finder’s fee on the $1,500,000 for a total of $97,500. Additional cash financing fees of $15,898 were incurred.

An embedded derivative exists in this contract because the contract is entered into USD. Although the gold price is set in USD, the functional currency of the Corporation is CAD. Accordingly, the foreign exchange effect requires that the promissory note be classified as a non-current derivative liability as the Corporation will report a variable amount outstanding in CAD. The value of the liability changes with the gold price and the change in exchange rate. The change in value of the promissory note will be recognized each period as a derivative gain or loss.

The contract was designated as a financial liability at fair value through profit and loss. The fair value measurements are categorized as level 2 of the fair value hierarchy.

The amended promissory note resulted in a loss on derivatives and a gain on derivatives for the three and nine months ended September 30, 2012 of $50,592 and $11,960, respectively (three and nine months ended September 30, 2011 - $nil).

	September 30,	December 31,
	2012	2011
	$	$
Promissory note - US$6,000,000 facility	2,257,634	-
Call option derivative liability – current	137,400	-
Promissory note - US$6,001,000 facility	5,290,755	-
Total net derivative gold loan liabilities – current	7,685,789	-

Promissory note - US$6,001,000 facility	559,650	-
Total net derivative gold loan liabilities – non-current	559,650	-

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at September 30, 2012 and December 31, 2011

9.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value.

Issued and outstanding

As at September 30, 2012, the Corporation had 230,737,919 common shares issued and outstanding (December 31, 2011 – 198,549,355).

No Class A Preferred Shares have been issued.

During the three and nine months ended September 30, 2012, the Corporation issued 30,206,064 and 32,188,564 shares for gross proceeds of $6,022,333 and $6,735,208, respectively.

On September 14, 2012, the Corporation completed a non-brokered private placement whereby it issued 25,000,000 units (the "Units") at a price of $0.20 per Unit for gross proceeds of $5,000,000. Each Unit is comprised of one common share and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $0.30 for a period of one year from the date of issuance. The Corporation paid $346,405 in cash share issuance costs related to the transaction.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date - including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. Stock options granted under this plan are subject to vesting terms based on the board of director’s discretion. Currently, all stock options issued and outstanding are vested completely at the date of issue.

As at September 30, 2012, the Corporation has stock options outstanding to acquire an aggregate of 14,994,044 common shares and are held by directors, officers, employees and consultants with a weighted average remaining contractual life of 2.97 years expiring between November 6, 2012 to September 2, 2016.

	Number of	Weighted average
	Options	exercise price
		$
Balance, December 31, 2011	18,005,000	0.33
Exercised	(2,535,956)	0.16
Cancelled / Expired	(475,000)	0.33
Balance, September 30, 2012	14,994,044	0.36

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at September 30, 2012 and December 31, 2011

9.	SHARE CAPITAL (continued)

The following table summarizes stock options outstanding and exercisable at September 30, 2012:

	Outstanding and Exercisable
		Weighted average
	Amount	remaining life
Exercise price	outstanding	(years)
$0.06 - $0.09	3,383,556	1.35
$0.19 - $0.22	675,000	0.10
$0.37 - $0.39	6,105,488	3.44
$0.53	4,830,000	3.93
	14,994,044	2.97

During the three and nine months ended September 30, 2012, under the fair value based method, $nil (three and nine months ended September 30, 2011 – $1,584,670 and $3,113,349 respectively) in compensation expense was recorded for options granted to employees.

Warrants

At September 30, 2012, the Corporation had 31,794,500 outstanding common share purchase warrants.

	Number of	Weighted average
	Warrants	exercise price
		$
Balance, December 31, 2011	32,363,058	0.42
Granted	31,001,000	0.34
Exercised	(4,549,108)	0.29
Expired	(27,020,450)	0.44
Balance, September 30, 2012	31,794,500	0.35

The following table summarizes the warrants outstanding and exercisable at September 30, 2012:

	Outstanding and Exercisable
		Weighted average
		remaining life
Exercise price	Amount outstanding	(years)
$0.30	25,000,000	0.96
$0.50	6,001,000	1.96
$0.61	793,500	0.49
	31,794,500	1.13

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at September 30, 2012 and December 31, 2011

10.	RELATED PARTY TRANSACTIONS

The Corporation recovered under cost-sharing arrangements the following expenditures from companies which have certain directors in common:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$
Management and consulting fees	54,138	60,875	159,888	27,375
General and administration (recovery) expenses	(27,352)	-	(16,702)	15,125
	26,786	60,875	143,186	42,500

As of September 30, 2012, a receivable balance of $12,206 (December 31, 2011 - $17,763) remained outstanding from its related parties.

11.	FINANCIAL INSTRUMENTS

Capital Risk Management

The Corporation’s objectives of capital management are intended to safeguard the entity's ability to support the Corporation’s exploration and development of its mineral properties and support any expansion and operational plans.

The capital of the Corporation consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Corporation manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Corporation’s underlying assets.

To effectively manage the entity’s capital requirements, the Corporation has in place a planning and budgeting process to help determine the funds required to ensure the Corporation has the appropriate liquidity to meet its objectives. The Corporation may issue new shares or seek debt financing to ensure that there is sufficient working capital to meet its short- term business requirements. The Corporation is not subject to externally imposed capital requirements.

12.	COMMITMENTS AND CONTINGENCIES

The Corporation is committed under lease agreements for the office premises in Reno in the amount of US$53,000 per year.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 7.

The Corporation’s royalty obligation relating to the Copperstone mineral property is disclosed in note 7.

13.	SUBSEQUENT EVENTS

On October 31, 2012, the Corporation sold 100% of its interest in the Belmont and Oatman projects to a company which has certain directors in common, Mesa Exploration Corp., for total net proceeds of USD$75,000. The Corporation had previously written these properties down to zero.